MOBILEWALLA A Vertical & Agentic AI Company Purpose - built artificial intelligence for operationally critical industries PUBLIC INVESTOR PRESENTATION Issued in connection with the previously announced bu s siness combination with SPACSphere Acquisition Corp. (NASDAQ: SSAC) May 2026 Filed by SPACSphere Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934, as amended. Subject Company: SPACSphere Acquisition Corp. Commission File No. 001 - 43093

THE QUESTION FACING EVERY AI INVESTOR Where will the value of AI accrue? GLOBAL AI INVESTMENT, CUMULATIVE $1T+ deployed into AI — overwhelmingly into a handful of horizontal foundation - model players racing for general intelligence. The harder question for investors is not whether AI matters. It is where the durable value will live. THE HORIZONTAL ARMS RACE 6 major players competing for general intelligence — OpenAI, Anthropic, Google DeepMind, Meta, Mistral, xAI. $100M+ per training run. Only a handful of organizations on earth can compete. ~0 durable moat. Benchmarks rotate quarterly; open - weight models close the gap. THE IMPLICATION: the model is becoming a commodity. The durable value is shifting to what gets built on top — proprietary data and domain depth. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

THE THESIS From commodity models to defensible AI If the algorithm is a commodity, value moves to data, domain expertise, and delivery. THE PROVEN TRUTH Better Data = Better AI Now the consensus of every major AI lab. For forty years the field chased the algorithm — but the algorithm was never the bottleneck. The data was. And proprietary, longitudinal data that compounds over time is the one moat that cannot be compressed in time. THE FRONTIER Vertical AI Purpose - built systems that combine foundation models with proprietary domain data, specialized retrieval, expert evaluation, and agentic architectures — to solve problems that horizontal AI fundamentally cannot touch. HORIZONTAL Broad but shallow · hallucination - prone · capital - intensive · no durable moat VERTICAL Deep & authoritative · grounded and cited · defensible · built on commodity models © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

THE OPPORTUNITY Vertical AI is largely unoccupied territory Industries where AI is foundational to operations — yet production - grade vertical AI is scarce or absent today. TELECOM Competitive intelligence, network planning, churn prediction, regulatory monitoring. CONSUMER CREDIT Billions of consumers globally have no credit history. Behavioral data can fill the gap. INSURANCE Risk scoring, claims analysis, fraud detection. Telematics is only the beginning. ENERGY & UTILITIES Demand forecasting, grid optimization, and outage prediction across distributed loads. HEALTHCARE Clinical decision support, population health, drug - interaction modeling. RETAIL Site selection, store performance, micro - market pricing, and location - targeted marketing. Each is a large, fast - growing market — and in most, production - grade vertical AI has barely arrived. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026 KC1

THE TIMING The agentic AI window is open — and almost entirely horizontal Agents are how vertical intelligence gets delivered. The market is exploding; the vertical lanes are empty. $7.8B → $52B AGENTIC AI MARKET BY 2030 ~46% CAGR (industry forecasts) ~25% OF GENAI ENTERPRISES have launched an agentic pilot (Deloitte, 2026) 2026 "THE BREAKOUT YEAR" for vertical agentic AI (Rakuten Symphony, 2026) HORIZONTAL AGENTS — WELL - FUNDED, CROWDED The incumbents dominate the headlines: Salesforce Agentforce Horizontal CRM, sales, service workflows. Microsoft Copilot Agents Office 365 and Dynamics workflows. ServiceNow Now Assist IT service management, HR, workflow. VERTICAL AGENTS — NASCENT, MASSIVE WHITESPACE In most verticals — telecom, credit, insurance, energy, healthcare, retail — agentic AI has barely moved past pilot. The build is hard. The data requirements are deep. The domain - expertise barrier is real. These are exactly the conditions in which first movers compound advantage. Gartner, 2025: under 5% of enterprise apps embed task - specific AI agents. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

INTRODUCING MOBILEWALLA Built for this moment Founded 2012. Over a decade of investment in the foundational asset of the AI era. WHAT WE ARE Mobilewalla is a Vertical & Agentic AI company. We have spent more than a decade building what the AI industry is now recognizing as the missing layer: research - grade, longitudinal, proprietary consumer data — engineered at exabyte scale and enriched through computational pipelines that are themselves years of original research. Today that platform powers a family of Vertical AI products across telecom, consumer credit, and consumer data — with a repeatable playbook for many more. THE PLATFORM A decade - deep, longitudinal consumer data foundation — proprietary, global, continuously updated. THE PRODUCTS Vertical AI applications: Telescope, Market Flow, LendBetter, and the Consumer Data Platform. THE PLAYBOOK One platform, many verticals. Every new product compounds the R&D that came before it. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

THE FOUNDATION The Mobilewalla Data Platform The asset that will be difficult to replicate — because the moat is depth + time, not volume. 2B+ devices 40+ countries 10 yrs of history 100s features / device Global Behavioral Footprint Proprietary signals from billions of devices across dozens of countries — continuously refreshed. Engineered Data Pipeline Fraud removal, identity resolution, longitudinal aggregation, and feature computation. Longitudinal Depth A decade of time - series history. Every behavior in context — the dimension that cannot be compressed. Research - Grade Features Hundreds of derived features per device — behavioral, contextual, network, household. Defensible work. WHY THIS IS THE MOAT A competitor can replicate any single piece. They cannot replicate ten years of longitudinal computation on a proprietary sig nal base. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

HOW WE BUILD The Mobilewalla Vertical AI Stack Every MW product is built on the same five - layer architecture — the data and the stack are the moat. 5 Evaluation & Improvement Domain benchmarks, expert - in - the - loop, production feedback loops 4 Agentic Orchestration Query decomposition, multi - source routing, self - verification, citation 3 Retrieval System (RAG) Multi - index: structured DBs, embeddings, knowledge graphs, time - series 2 Task - Specific Fine - Tuning Domain reasoning, structured querying, document extraction 1 Domain - Adapted Base Model Continued pretraining on domain corpus; fluency with domain concepts FOUNDATION MODEL (GPT - class, Claude, Llama, etc.) — the commodity layer WHERE MW WINS The model is the floor. MW's data and stack are the moat. Layers 1 – 5 are where MW's proprietary data, domain depth, and decade of engineering compound. The same stack, re - pointed at a new domain corpus, becomes the next vertical product. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

THE PRODUCTS Vertical AI products on one platform Each product is a derivative of the same proprietary data foundation and the same VAI stack. TELESCOPE Agentic AI for Telecom A multi - agent platform answering natural - language competitive - intelligence questions with grounded, cited responses. Specialized agents for coverage, pricing, network quality, news, and regulatory intelligence. MARKET FLOW Telecom Competitive Intelligence Subscriber - level market - share and flow analytics, churn - risk heatmaps, and coverage monitoring across fiber, 5G, satellite, and fixed wireless — at fine geographic granularity. LENDBETTER Alternative Credit Intelligence Device - behavioral credit risk scoring for the billions of consumers who fall outside traditional credit bureaus — API - delivered into emerging - market lender underwriting workflows. CONSUMER DATA PLATFORM Research - Grade Consumer Features Proprietary consumer behavioral signals and derived features delivered to enterprises building their own AI/ML systems across advertising, identity, and consumer analytics. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

OUR CUSTOMERS A global, blue - chip customer base Enterprises across multiple industries and two hemispheres — all built on one data platform. WHERE THEY ARE 55% NORTH AMERICA 45% INTERNATIONAL primarily Asia - Pacific N. America International Customers span the Americas, Europe, and Asia - Pacific — a truly global base for a company of our stage. THE INDUSTRIES THEY'RE IN Telecom & Communications Carriers and operators using competitive intelligence and agentic AI. Financial Services & Lending Emerging - market lenders using alternative credit intelligence. Advertising, Marketing & Media Brands, agencies, and ad - tech platforms using consumer audience data. Data, Identity & Analytics Data and identity providers building on Mobilewalla's consumer features. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

THE PLAYBOOK One platform. Many verticals. Every Vertical AI product compounds the R&D investment that came before it. MOBILEWALLA DATA PLATFORM Telecom Credit Consumer Data Insurance Energy Healthcare Retail + more verticals on the same platform In production Under development Adjacent opportunity © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

THE SIZE OF THE PRIZE

A $100B+ opportunity, growing double digits

One platform addresses multiple large, fast-growing markets — three served today, more on the same playbook.

$115B+ Combined market size by 2030 across five verticals — most growing 15% or more a year.

VERTICAL	MARKET SIZE BY 2030 (EST.)	CAGR
Location Intelligence *Consumer Data Platform · LIVE*	**~$54B**	**~17%**
Telecom Analytics *Market Flow + Telescope · LIVE*	**~$16B**	**~15%**
Alternative Credit Scoring *LendBetter · LIVE*	**~$4B**	**~23%**
Insurance Analytics *Illustrative future vertical*	**~$31B**	**~15%**
Energy & Utility Analytics *Illustrative future vertical*	**~$10B**	**~16%**

Sources — 2030 forecasts: location intelligence and telecom analytics, Grand View Research; alternative credit scoring, Market.us; insurance analytics, Grand View Research; energy & utility analytics, MarketsandMarkets. Insurance and energy are illustrative future verticals MW does not serve today. Figures are total third-party market size — not a projection of Mobilewalla revenue or market share.

© 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

THE GROWTH PLAN Two engines: organic and inorganic Grow the installed base and the product family — then consolidate the market onto one platform. ENGINE 1 — ORGANIC Consumer Data Platform Expand the enterprise client base and add new consumer data capabilities. Telecom (Market Flow + Telescope) Scale to additional operators; convert agentic AI from beta to commercial. LendBetter Deepen the emerging - market footprint and extend model performance. New verticals Launch insurance, energy, and beyond on the same VAI stack. ENGINE 2 — INORGANIC Data layer Acquire companies that add proprietary data signals or client scale. Vertical analytics layer Acquire complementary players to broaden product coverage. Lending data layer Add alternative - credit data that deepens the scoring edge. Public currency Use public equity as acquisition currency in a consolidating market. THE PLAYBOOK: acquire revenue + team + data, then consolidate onto the Mobilewalla platform to eliminate cost overlap and compound the moat. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

WHY NOW A convergence of timing 1 AI's center of gravity is shifting from horizontal to vertical The race for general intelligence is consolidating. Enterprise demand is moving to AI that is grounded, auditable, and embedd ed in operationally critical workflows. 2 Agentic AI has crossed from demo to deployment The stack required to ship production - grade vertical agents is mature, and the enterprise budget cycle is opening to it. 3 Proprietary data has been re - rated as a strategic asset The market has internalized what the AI labs have known for years: durable advantage in AI lives in the data layer, not the m ode l layer. 4 A decade of foundational investment is now monetizable across verticals Mobilewalla's platform took ten years to build. That work is done. It is now a starting point for many vertical AI businesses, n ot a destination. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

THE INVESTMENT THESIS Five conviction points 1 Data is the durable moat of the AI era. The algorithm is becoming infrastructure. Proprietary, longitudinal data is the asset that cannot be commoditized. 2 Vertical AI is where value will accrue. Horizontal AI is a capital - intensive race with thin differentiation. Vertical AI is where defensible economics live. 3 Grounded agentic delivery is the defensible product. Multi - agent systems built on proprietary data — grounded, cited, embedded in workflow — earn premium enterprise pricing. 4 One platform unlocks many Vertical AI businesses. MW's data foundation is engineered to power many vertical applications. Each new vertical compounds the R&D. 5 The first - mover window in Vertical Agentic AI is open now. Under 5% of enterprise apps embed task - specific AI agents (Gartner, 2025) — and in vertical lanes, almost none. That window will not stay open forever. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

MOBILEWALLA OUR THESIS, IN ONE LINE The next great AI companies will be vertical and agentic, not horizontal. Mobilewalla — A Vertical & Agentic AI Company www.mobilewalla.com | Investor relations: ir@mobilewalla.com

LEGAL DISCLOSURES

Forward-Looking Statements and Important Information

Forward-Looking Statements. This investor presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to SPACSphere and Mobilewalla. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SPACSphere’s securities; (ii) the risk that the Business Combination may not be completed by SPACSphere’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPACSphere; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by the respective shareholders of SPACSphere and Mobilewalla; (iv) the failure to obtain financing to complete the Business Combination and to support the future working capital needs of Mobilewalla and the combined company; (v) the effect of the announcement or pendency of the Business Combination on Mobilewalla’s business relationships, performance, and business generally; (vi) risks that the Business Combination disrupts current plans of Mobilewalla and potential difficulties in the retention of Mobilewalla employees as a result of the Business Combination; (vii) the outcome of any legal proceedings that may be instituted against SPACSphere or Mobilewalla related to the Business Combination Agreement and the Business Combination; (viii) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (ix) the ability to maintain the listing of SPACSphere’s securities on Nasdaq; (x) the price of SPACSphere’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Mobilewalla operates, variations in performance across competitors, changes in laws and regulations affecting Mobilewalla’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, including the possibility of cost overruns or unanticipated expenses in development programs, and the ability to identify and realize additional opportunities; (xii) the enforceability of Mobilewalla’s intellectual property, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; (xiii) the risk that Mobilewalla may never achieve or sustain profitability; (xiv) changes in the competitive and regulated industries in which Mobilewalla operates, variations in operating performance across competitors, changes in laws and regulations affecting Mobilewalla’s business and changes in the combined capital structure, and (xv) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in SPACSphere’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC at www.sec.gov and other documents filed, or to be filed with the SEC by SPACSphere, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither SPACSphere nor Mobilewalla presently know or that SPACSphere nor Mobilewalla currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the definitive proxy statement to be filed by SPACSphere with the SEC, including those under “Risk Factors” therein, and other documents filed by SPACSphere from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SPACSphere and Mobilewalla assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SPACSphere nor Mobilewalla gives any assurance that either SPACSphere or Mobilewalla will achieve its expectations.

© 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

LEGAL DISCLOSURES

Forward-Looking Statements and Important Information

No Offer or Solicitation. This investor presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of SPACSphere or Mobilewalla, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Additional Information and Where to Find It. In connection with the Business Combination, SPACSphere and Mobilewalla intend to jointly file with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (the "Registration Statement"), which will include a preliminary prospectus and proxy statement of SPACSphere in connection with the Business Combination, referred to as a proxy statement/prospectus, and after the Registration Statement is declared effective, SPACSphere will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This investor presentation does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SPACSphere may file other documents regarding the Business Combination with the SEC, and SPACSphere's shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus and the other documents filed in connection with the Business Combination, as these materials will contain important information about Mobilewalla, SPACSphere and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of SPACSphere as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the meeting of SPACSphere's shareholders to be held to approve the Business Combination and such other matters. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to SPACSphere Acquisition Corp., 8795 Folsom Blvd, Sacramento, California 95826, Attention: Bala Padmakumar, Chief Executive Officer.

Before making any voting decision, investors and security holders of SPACSphere are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with SPACSphere's solicitation of proxies for its shareholders' meeting to be held to approve the Business Combination, and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about SPACSphere, Mobilewalla and the Business Combination.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation. SPACSphere, Mobilewalla, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from SPACSphere's shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SPACSphere's shareholders in connection with the Business Combination, including the names of such persons and a description of their respective interests, is set forth in SPACSphere's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement regarding the proposed business combination when it becomes available. Shareholders will be able to obtain copies of the documents described in this paragraph that are filed with the SEC, once available, without charge at the SEC's website at www.sec.gov, or by directing a request to SPACSphere Acquisition Corp., 8795 Folsom Blvd, Sacramento, California 95826, Attention: Bala Padmakumar, Chief Executive Officer.

© 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026

LEGAL DISCLOSURES Forward - Looking Statements and Important Information Industry, Market, and Third - Party Data. Market size, growth, and trend estimates are sourced from third - party industry research and public statements (including Deloit te TMT Predictions 2026, Rakuten Symphony 2026, and Salesforce, Microsoft, and ServiceNow public disclosures). Mobilewalla has not independently verified third - party data and makes no representation as to its accuracy or completeness. Trademarks. All trademarks, service marks, and trade names referenced are the property of their respective owners. © 2026 Mobilewalla Inc. | Public Investor Presentation | May 2026